SECURITIES AND EXCHANGE COMMISSION
Washington, D. C.  20549

SCHEDULE 13D/A

(Amendment No. 2)

Under the Securities Exchange Act of 1934

RELIANT HOLDINGS, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

75955V108
(CUSIP Number)

Elijah May

12343 Hymeadow Drive, Suite 3-A

Austin, Texas 78750

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 15, 2021
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75955V108

1	NAME OF REPORTING PERSON Elijah May
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,675,850(1)(2)(3)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 5,200,000(2)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,675,850(1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.1%(3)
14	TYPE OF REPORTING PERSON IN

(1)	Includes 4,475,850 shares which Mr. May has the sole right to vote pursuant to the Voting Agreement, defined and discussed below.

(2)	Not including the Series A Preferred Stock or the voting rights of the Series A Preferred Stock shares held by the Reporting Person as discussed below.

(3)

When including the voting rights of the Series A Preferred Stock, Mr. May has the right to vote 26,729,626 voting shares, or 80% of the Company’s currently outstanding voting shares (based on the number of shares of common stock outstanding as of the date of this Schedule 13D (16,385,000) and the 17,053,776 voting shares which the Series A Preferred Stock is eligible to vote).

CUSIP No. 75955V108

This Amendment No. 2 (the “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on December 27, 2018, as amended by Amendment No. 1 thereto filed with the Commission on April 1, 2021, by Elijah May, the “Reporting Person” (as amended to date, the “Schedule 13D”).

Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D. Except as expressly amended and supplemented by this Amendment, the Schedule 13D is not amended or supplemented in any respect, and the disclosures set forth in the Schedule 13D, other than as amended herein are incorporated by reference herein.

Item 1. Security and Issuer.

This Schedule 13D, and relates to the common stock, $0.001 par value per share (the “Common Stock”), of Reliant Holdings, Inc., a Nevada corporation (the “Issuer” or the “Company”), which has its principal executive offices at 12343 Hymeadow Drive, Suite 3-A, Austin, Texas 78750.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and modified to add the additional disclosures below:

On June 15, 2021, the Company issued 1,000 shares of its newly designated shares of Series A Preferred Stock to Mr. May, the Company’s Chief Executive Officer and sole director, in consideration for services rendered and to be rendered to the Company. Such shares of Series A Preferred Stock vote in aggregate fifty-one percent (51%) of the total vote on all shareholder matters, voting separately as a class.

The Series A Designation provides for the Series A Preferred Stock to have the following rights:

Dividend Rights. The Series A Preferred Stock do not accrue dividends.

Liquidation Preference. The Series A Preferred Stock have no liquidation preference.

Conversion Rights. The Series A Preferred Stock have no conversion rights.

Voting Rights. For so long as any shares of Series A Preferred Stock remain issued and outstanding, the holders thereof, voting separately as a class, have the right to vote on all shareholder matters (including, but not limited to at every meeting of the stockholders of the Company and upon any action taken by stockholders of the Company with or without a meeting) equal to fifty-one percent (51%) of the total vote (the “Total Series A Vote” and the “Voting Rights”). For example, if there are 10,000 shares of the Company’s common stock issued and outstanding at the time of a shareholder vote, the holders of the Series A Preferred Stock, voting separately as a class, will have the right to vote an aggregate of 10,400 shares, out of a total number of 24,000 shares voting.

Additionally, so long as Series A Preferred Stock is outstanding, the Company shall not, without the affirmative vote of the holders of at least 66-2/3% of all outstanding shares of Series A Preferred Stock, voting separately as a class (i) amend, alter or repeal any provision of the Articles of Incorporation or the Bylaws of the Company so as to adversely affect the designations, preferences, limitations and relative rights of the Series A Preferred Stock, (ii) effect any reclassification of the Series A Preferred Stock, (iii) designate any additional series of preferred stock, the designation of which adversely effects the rights, privileges, preferences or limitations of the Series A Preferred Stock; or (iv) amend, alter or repeal any provision of the Series A Designation (except in connection with certain non-material technical amendments).

Redemption Right. The Company has the option in its sole discretion, at any time, with the approval of holders holding a majority of the outstanding shares of Series A Preferred Stock and the unanimous consent or approval of the Board of Directors of the Company, to redeem any outstanding shares of Series A Preferred Stock of the Company, by paying the holders a redemption price of $1.00 per share for each such Series A Preferred Stock share redeemed.

CUSIP No. 75955V108

Protective Provisions. Subject to the rights of series of preferred stock which may from time to time come into existence, so long as any shares of Series A Preferred Stock are outstanding, the Company cannot without first obtaining the approval (by written consent, as provided by law) of the holders of a majority of the then outstanding shares of Series A Preferred Stock, voting together as a class:

(a) Issue any additional shares of Series A Preferred Stock after the original issuance of shares of Series A Preferred Stock;

(b) Increase or decrease the total number of authorized or designated shares of Series A Preferred Stock;

(c) Effect an exchange, reclassification, or cancellation of all or a part of the Series A Preferred Stock;

(d) Effect an exchange, or create a right of exchange, of all or part of the shares of another class of shares into shares of Series A Preferred Stock; or

(e) Alter or change the rights, preferences or privileges of the shares of Series A Preferred Stock so as to affect adversely the shares of such series, including the rights set forth in the Series A Designation.

******

The Reporting Person’s ownership of 1,000 shares of Series A Preferred Stock, and the rights which such Series A Preferred Stock share has to vote 51% of the total Company vote on all shareholder matters, have not been included in the Reporting Person’s ownership in the tables above as such Series A Preferred Stock is not itself registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and is not convertible into the Company’s common stock, and as such, is not deemed an “equity security” as defined in Rule 13d-1 of the Exchange Act.

Item 5.  Interest in Securities of the Issuer.

(a)

Mr. May beneficially owns 9,675,850 shares of common stock (59.1% of the Issuer’s outstanding common stock, based on 16,385,000 shares of the Issuer’s common stock outstanding as of the date of this Schedule 13D, as confirmed by the Issuer’s transfer agent), which includes 4,475,850 shares of common stock which he has the right to vote pursuant to the terms of the Voting Agreement defined and described in Item 3 (as incorporated herein by reference).  Additionally, the Reporting Person holds one thousand shares of Series A Preferred Stock which have the right to vote 51% of the total vote on all shareholder matters. (1) When including the voting rights of the Series A Preferred Stock, Mr. May has the right to vote 26,729,626 voting shares, or 80% of the Company’s currently outstanding voting shares (based on the number of shares of common stock outstanding as of the date of this Schedule 13D (16,385,000) and the 17,053,776 voting shares which the Series A Preferred Stock is eligible to vote).

(b)

Mr. May holds the sole power to vote 9,675,850 shares of common stock (59.1% of the Issuer’s outstanding common stock), which includes 4,475,850 shares of common stock which he has the right to vote pursuant to the terms of the Voting Agreement defined and described in Item 3 (as incorporated herein by reference), and sole power to dispose of 5,200,000 shares of common stock.  Mr. May has the sole power to vote and to dispose of the 1,000 of Series A Preferred Stock which he holds. Mr. May does not share the power to vote or dispose of any securities with any other person.

CUSIP No. 75955V108

(c)	See Item 3, above.

(d)

No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the 5,200,000 shares of common stock held directly by Mr. May or the 1,000 shares of Series A Preferred Stock held by Mr. May.

(e)	N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and modified to add the additional disclosures below:

The rights of the Company’s Series A Preferred Stock are described in greater detail in the Issuer’s Current Report on Form 8-K filed with the SEC on June 17, 2021, and incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits.

Item 7 is hereby amended and modified to add the additional disclosures below:

Exhibit 10.2:

Certificate of Designations of Reliant Holdings, Inc., Establishing the Designations, Preferences, Limitations and Relative Rights of Its Series A Preferred Stock, filed with the Secretary of State of Nevada on June 15, 2021 (filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 17, 2021, and incorporated by reference herein).

CUSIP No. 75955V108

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 28, 2021

By:	/s/ Elijah May
Elijah May